Exhibit 99.1

Satellogic Reports 2024 Financial Results and Business Update

Revenue up 28% to $12.9 million in 2024

Redomicile to U.S. Nears Completion; Set to Accelerate Market Opportunities

Completed $10 Million Private Placement

Entered into $50 Million At-The-Market (ATM) Program

New York, NY – March 24, 2025 – Satellogic Inc. (NASDAQ: SATL), a leader in sub-meter resolution Earth Observation (“EO”) data collection, today provided a business update and financial results for the year ended December 31, 2024.

“The second half of 2024 was highlighted by commercial milestones, including a pivotal agreement with Maxar Intelligence granting them exclusive rights to task Satellogic’s high-revisit constellation and use our cost-effective satellite imagery to support national security missions for the U.S. Government and select U.S. partners internationally,” said Satellogic CEO, Emiliano Kargieman.

“Additionally, we were selected by NASA as one of eight recipients of NASA's Commercial SmallSat Data Acquisition Program (CSDA) On-Ramp1 Multiple Award contract, with a maximum cumulative value of $476 million for all award winners. We have begun work on our first task order with NASA, an 18-month, seven figure award that will allow NASA researchers to utilize Satellogic data for critical earth science imagery analysis. This award highlights Satellogic’s commitment to delivering high-quality Earth observation data to advance scientific research and enhance life on Earth,” said Kargieman.

“In 2024, we have made good progress in raising capital to further invest in the business. In December we announced the private placement of $10 million made by a single institutional investor and the filing of a $150 million shelf registration statement and the entry into a $50 million ATM program. We are pleased to have successfully completed this private placement, which positions us for continued growth as we advance our mission and continue our focus on our U.S. strategy, the National Security market, and our global Space Systems opportunities. The shelf registration statement and ATM program allow for future flexibility in our capital markets strategy by establishing a framework for potential future capital-raising opportunities to further strengthen our liquidity position,” concluded Kargieman.

“We are also excited to disclose our intended domestication to the U.S. in December, which is expected to be completed by the end of the month,” commented Rick Dunn, Satellogic CFO. We believe the domestication will continue to lower our barriers to entry in the U.S. and allied markets and improve transparency for investors and customers.”

“In terms of financial results, we ended 2024 with $22.5 million of cash on hand and continued to reduce our cash used in operations by $13.7 million, or 27.6%, compared to the year ended December 31, 2023. Our revenue increased 28% to $12.9 million, while our cost of sales, excluding depreciation expense, remained flat year-over-year. As a percentage of revenue, our cost of sales were 39% for the year ended December 31, 2024, a substantial improvement compared to 50% in the prior year.”

“While our improving revenue performance and strategic progress are encouraging and confidence-building, we’ve continued the work started in 2023 to realign and streamline our business to better position us to capitalize on near-term growth opportunities. Specifically, we further reduced our workforce by 104 full time equivalents in the second quarter of 2024, incurring approximately $2.0 million in cumulative severance-related charges that have been paid out in 2024, and also identified additional operating cost reductions. The cumulative impact of these workforce reductions and operating expense savings is expected to result in approximately $9.6 million of annual savings. As a result of our previously announced successful Mark V deployment, the Company now has capacity to meet current customer needs and we expect to moderate our constellation growth initiatives going forward to pace with expected customer growth.”

“We expect that our revenue for 2025 will largely be dependent on closing opportunities within our Space Systems line of business, which we anticipate will contribute considerable per unit cash flow and strong gross margin. As we look to 2025 and beyond, management continues to focus on near-term growth opportunities and moving the Company forward on a path to profitability,” concluded Dunn.

Financial Results for the Year Ended December 31, 2024

●

Revenue for the year ended December 31, 2024, increased by $2.8 million, or 28%, to $12.9 million, as compared to revenue of $10.1 million for the year ended December 31, 2023. The increase was driven primarily by a $5 million increase in imagery ordered by new and existing Asset Monitoring customers, partially offset by a $2.2 million decrease in revenue generated from the Space Systems business line. Revenue for the year ended December 31, 2024 included $9.5 million attributable to our Asset Monitoring line of business, $1.8 million attributable to our Space Systems line of business, and $1.6 million attributable to our CaaS line of business compared to $4.5 million, $3.9 million and $1.6 million, respectively, in the prior year.

●

Cost of Sales, excluding depreciation expense, for the year ended December 31, 2024, remained flat at $5.0 million, as compared to $5.1 million for the year ended December 31, 2023. However, as a percentage of revenue, our cost of sales were 39% for the year ended December 31, 2024, as compared to 50% for the year ended December 31, 2023.

●

Selling, General and Administrative expenses for the year ended December 31, 2024, decreased by $2.0 million, or 6%, to $33.0 million, as compared to $35.0 million for the year ended December 31, 2023. This decrease was primarily driven by a decrease in salaries, wages, stock-based compensation and other benefits as a result of the Company’s workforce reductions in 2024 and other expense reductions resulting from continued cash control measures during 2024. Additionally, the decrease was driven by lower expense for estimated credit losses on accounts receivable and lower insurance costs due to rate improvements on certain policies. These decreases were partially offset by a $4.0 million increase in professional fees consisting mainly of the accrued, nonrecurring advisory fee pursuant to the subscription agreement entered into with Liberty in connection with going public in 2022 and professional fees related to the secured convertible notes.

●

Engineering expenses for the year ended June 30, 2024, decreased $7.8 million, or 35%, to $14.4 million for the year ended December 31, 2024 from $22.2 million for the year ended December 31, 2023. The decrease was driven primarily by a decrease in salaries, wages, and other benefits and stock-based compensation as a result of the Company’s workforce reductions in 2024 and other expense reductions resulting from continued cash control measures during 2024, in addition to fees resulting from the termination of our high-throughput plant lease in the Netherlands.

●

Net loss for the year ended December 31, 2024, increased by $55.2 million to $116.2 million, as compared to a net loss of $61.0 million for the year ended December 31, 2023. The increase was primarily driven by an increase in the change in fair value of financial instruments ($60.0 million) and other expenses ($3.2 million) offset by increases in revenue and decreases in operating costs.

●

Non-GAAP Adjusted EBITDA loss for the year ended December 31, 2024, improved by $10.4 million to $33.7 million, from an Adjusted EBITDA loss of $44.1 million for the year ended December 31, 2023, primarily due to year-over-year increases in revenue and decreases in operating expenses.

●	Cash was $22.5 million at December 31, 2024, compared to $23.5 million at December 31, 2023.

●

Net cash used in operating activities was $35.9 million for the year ended December 31, 2024, compared to $49.6 million for the year ended December 31, 2023. This decline in net cash used by operations was primarily due to workforce reduction and overall cost control initiatives.

Use of Non-GAAP Financial Measures

We monitor a number of financial performance and liquidity measures on a regular basis in order to track the progress of our business. Included in these financial performance and liquidity measures are the non-GAAP measures, Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA. We believe these measures provide analysts, investors and management with helpful information regarding the underlying operating performance of our business, as they remove the impact of items that we believe are not reflective of our underlying operating performance. The non-GAAP measures are used by us to evaluate our core operating performance and liquidity on a comparable basis and to make strategic decisions. The non-GAAP measures also facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation, capital expenditures and non-cash items (i.e., depreciation, embedded derivatives, debt extinguishment and stock-based compensation) which may vary for different companies for reasons unrelated to operating performance. However, different companies may define these terms differently and accordingly comparisons might not be accurate. Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA are not intended to be a substitute for any GAAP financial measure. For the definitions of Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA and reconciliations to the most directly comparable GAAP measure, net loss, see below.

We define Non-GAAP EBITDA as net loss excluding interest, income taxes, depreciation and amortization. We did not incur amortization expense during the years ended December 31, 2024 and 2023.

We define Non-GAAP Adjusted EBITDA as Non-GAAP EBITDA further adjusted for professional fees related to the secured convertible notes, other income (expense), net, changes in the fair value of financial instruments and stock-based compensation. Other income, net consists mainly of differences related to foreign exchange gains and losses as well as gains and losses on disposal of property and equipment.

The following table presents a reconciliation of Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA to its net loss for the periods indicated.

	Years Ended December 31,
(in thousands of U.S. dollars)	2024	2023
Net loss available to stockholders	$(116,272)	$(61,018)
Interest expense	71	51
Income tax expense	2,858	9,082
Depreciation expense	12,655	17,256
Non-GAAP EBITDA	$(100,688)	$(34,629)
Professional fees related to Secured Convertible Notes	2,444	—
Other expense (income), net	2,107	(9,271)
Change in fair value of financial instruments	60,071	(6,474)
Stock-based compensation	2,335	6,299
Non-GAAP Adjusted EBITDA	$(33,731)	$(44,075)

About Satellogic

Founded in 2010 by Emiliano Kargieman and Gerardo Richarte, Satellogic (NASDAQ: SATL) is the first vertically integrated geospatial company, driving real outcomes with planetary-scale insights. Satellogic is creating and continuously enhancing the first scalable, fully automated EO platform with the ability to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for customers.

Satellogic’s mission is to democratize access to geospatial data through its information platform of high-resolution images to help solve the world’s most pressing problems including climate change, energy supply, and food security. Using its patented Earth imaging technology, Satellogic unlocks the power of EO to deliver high-quality, planetary insights at the lowest cost in the industry.

With more than a decade of experience in space, Satellogic has proven technology and a strong track record of delivering satellites to orbit and high-resolution data to customers at the right price point.

To learn more, please visit: http://www.satellogic.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Satellogic’s current expectations and beliefs concerning future developments and their potential effects on Satellogic and include statements concerning Satellogic’s strategic realignment as a U.S. company, and the visibility and high growth opportunities it will provide in connection therewith. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) our ability to generate revenue as expected, (ii) our ability to effectively market and sell our EO services and to convert contracted revenues and our pipeline of potential contracts into actual revenues, (iii) risks related to the secured convertible notes, (iv) the potential loss of one or more of our largest customers, (v) the considerable time and expense related to our sales efforts and the length and unpredictability of our sales cycle, (vi) risks and uncertainties associated with defense-related contracts, (vii) risk related to our pricing structure, (viii) our ability to scale production of our satellites as planned, (ix) unforeseen risks, challenges and uncertainties related to our expansion into new business lines, (x) our dependence on third parties to transport and launch our satellites into space, (xi) our reliance on third-party vendors and manufacturers to build and provide certain satellite components, products, or services, (xii) our dependence on ground station and cloud-based computing infrastructure operated by third pirates for value-added services, and any errors, disruption, performance problems, or failure in their or our operational infrastructure, (xiii) risk related to certain minimum service requirements in our customer contracts, (xiv) market acceptance of our EO services and our dependence upon our ability to keep pace with the latest technological advances, (xv) competition for EO services, (xvi) challenges with international operations or unexpected changes to the regulatory environment in certain markets, (xvii) unknown defects or errors in our products, (xviii) risk related to the capital-intensive nature of our business and our ability to raise adequate capital to finance our business strategies, (xix) substantial doubt about our ability to continue as a going concern, (xx) uncertainties beyond our control related to the production, launch, commissioning, and/or operation of our satellites and related ground systems, software and analytic technologies, (xxi) the failure of the market for EO services to achieve the growth potential we expect, (xxii) risks related to our satellites and related equipment becoming impaired, (xxiii) risks related to the failure of our satellites to operate as intended, (xxiv) production and launch delays, launch failures, and damage or destruction to our satellites during launch and (xxv) the impact of natural disasters, unusual or prolonged unfavorable weather conditions, epidemic outbreaks, terrorist acts and geopolitical events (including the ongoing conflicts between Russia and Ukraine, in the Gaza Strip and the Red Sea region) on our business and satellite launch schedules. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Satellogic’s Annual Report on Form 20-F and other documents filed or to be filed by Satellogic from time to time with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic can give no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Ryan Driver, VP of Strategy & Corporate Development

ryan.driver@satellogic.com

Media Relations:

Satellogic

pr@satellogic.com

SATELLOGIC INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	Year Ended December 31,
(in thousands of U.S. dollars, except share and per share amounts)	2024	2023
Revenue	$12,870	$10,074
Costs and expenses
Cost of sales, exclusive of depreciation shown separately below	5,024	5,056
Selling, general and administrative	32,992	34,968
Engineering	14,405	22,197
Depreciation expense	12,655	17,256
Total costs and expenses	65,076	79,477
Operating loss	(52,206)	(69,403)
Other (expense) income, net
Interest income, net	970	1,722
Change in fair value of financial instruments	(60,071)	6,474
Other (expense) income, net	(2,107)	9,271
Total other (expense) income, net	(61,208)	17,467
Loss before income tax	(113,414)	(51,936)
Income tax expense	(2,858)	(9,082)
Net loss available to stockholders	$(116,272)	$(61,018)
Other comprehensive loss
Foreign currency translation gain (loss), net of tax	(538)	279
Comprehensive loss	$(116,810)	$(60,739)

Basic net loss per share for the period attributable to holders of Common Stock	$(1.28)	$(0.68)
Basic weighted-average Common Stock outstanding	91,164,286	89,539,910
Diluted net loss per share for the period attributable to holders of Common Stock	$(1.28)	$(0.68)
Diluted weighted-average Common Stock outstanding	91,164,286	89,539,910

SATELLOGIC INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31,
(in thousands of U.S. dollars, except per share amounts)	2024	2023
ASSETS
Current assets
Cash and cash equivalents	$22,493	$23,476
Accounts receivable, net of allowance of $148 and $126, respectively	1,464	901
Prepaid expenses and other current assets	3,907	2,173
Total current assets	27,864	26,550
Property and equipment, net	27,228	41,130
Operating lease right-of-use assets	877	3,195
Other non-current assets	5,722	5,507
Total assets	$61,691	$76,382
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities
Accounts payable	$3,754	$7,935
Warrant liabilities	11,511	2,795
Earnout liabilities	1,501	419
Operating lease liabilities	363	2,143
Contract liabilities	5,871	3,728
Accrued expenses and other liabilities	11,621	4,372
Total current liabilities	34,621	21,392
Secured Convertible Notes at fair value	79,070	—
Operating lease liabilities	516	1,789
Contract liabilities	—	1,000
Other non-current liabilities	516	526
Total liabilities	114,723	24,707
Commitments and contingencies
Stockholders' (deficit) equity
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and December 31, 2023	—	—
Class A Common Stock, $0.0001 par value, 385,000,000 shares authorized, 83,000,501 shares issued and 82,432,678 shares outstanding as of December 31, 2024 and 77,289,166 shares issued and 76,721,343 shares outstanding as of December 31, 2023	—	—
Class B Common Stock, $0.0001 par value, 15,000,000 shares authorized, 13,582,642 shares issued and outstanding as of December 31, 2024 and December 31, 2023	—	—
Treasury stock, at cost, 567,823 shares as of December 31, 2024 and 567,823 shares as of December 31, 2023	(8,603)	(8,603)
Additional paid-in capital	356,247	344,144
Accumulated other comprehensive loss	(571)	(33)
Accumulated deficit	(400,105)	(283,833)
Total stockholders’ (deficit) equity	(53,032)	51,675
Total liabilities and stockholders' (deficit) equity	$61,691	$76,382

SATELLOGIC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Year Ended December 31,
(in thousands of U.S. dollars)	2024	2023
Cash flows from operating activities:
Net loss	$(116,272)	$(61,018)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	12,655	17,256
Debt issuance costs	2,397	—
Operating lease expense	1,515	2,751
Stock-based compensation	2,335	6,299
Change in fair value of financial instruments	60,071	(6,474)
Foreign exchange differences	(2,936)	(10,933)
Loss on disposal of property and equipment	4,377	—
Expense for estimated credit losses on accounts receivable, net of recoveries	22	1,126
Non-cash change in contract liabilities	(1,323)	1,188
Other, net	234	666
Changes in operating assets and liabilities:
Accounts receivable	(1,126)	(385)
Prepaid expenses and other current assets	(1,666)	2,114
Accounts payable	(2,356)	1,533
Contract liabilities	2,532	598
Accrued expenses and other liabilities	7,200	(2,059)
Operating lease liabilities	(2,024)	(2,233)
Cash paid for interest on Secured Convertible Notes	(1,525)	—
Net cash used in operating activities	(35,890)	(49,571)
Cash flows from investing activities:
Purchases of property and equipment	(5,038)	(14,885)
Other	6	450
Net cash used in investing activities	(5,032)	(14,435)
Cash flows from financing activities:
Proceeds from Secured Convertible Notes	30,000	—
Payments of debt issuance costs	(2,397)	—
Tax withholding payments for vested equity-based compensation awards	(660)	(458)
Proceeds from exercise of Public Warrants	1	—
Proceeds from PIPE Investment, net of transaction costs	9,600	—
Proceeds from exercise of stock options	911	375
Net cash provided by (used in) financing activities	37,455	(83)
Net (decrease) increase in cash, cash equivalents and restricted cash	(3,467)	(64,089)
Effect of foreign exchange rate changes	2,546	10,900
Cash, cash equivalents and restricted cash - beginning of period	24,603	77,792
Cash, cash equivalents and restricted cash - end of period	$23,682	$24,603